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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of September 23, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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September 23, 1998

FOR IMMEDIATE RELEASE

         Not for release, publication or distribution in or into Canada or Japan

              MICRO FOCUS AND INTERSOLV SHAREHOLDERS APPROVE MERGER

              Planned transaction to create major software company
                 focused on meeting the application development
                         challenges of major enterprises


NEWBURY, England, MOUNTAIN VIEW, Calif., and ROCKVILLE, Md. --
September  23,  1998 -- Micro  Focus Group Plc  ("Micro  Focus")  (London  Stock
Exchange: MICF; NASDAQ: MIFGY) and INTERSOLV, Inc. ("INTERSOLV") (NASDAQ: ISLI) today announced that the planned acquisition of INTERSOLV by Micro Focus has been approved by the shareholders of each company at meetings held earlier in the day. The planned acquisition is expected to close tomorrow, September 24, 1998, and is to occur through a stock-for-stock exchange in which INTERSOLV shareholders will receive 0.55 of a Micro Focus American Depositary Share for each common share of INTERSOLV.


Trading of the Micro Focus shares issued in connection with the transaction is expected to commence tomorrow, September 24, 1998, on the Nasdaq National Market at 9:00 a.m. (Eastern Daylight Time) and the London Stock Exchange at 2:00 p.m. (British Summer Time). INTERSOLV shares will continue to trade on the Nasdaq
National Market through the close of trading today. Upon the closing of the transaction, INTERSOLV shares will cease trading.


Commenting on the combined company, Micro Focus President and CEO Martin Waters said, "Our union with INTERSOLV will make us a global leader in enterprise software solutions. This, in turn, helps us to become a strategic partner to our customers, many of which are among the world's largest enterprises. We believe that the strength of the combined company will enable us to deliver a competitive advantage to our customers."

About Micro Focus and INTERSOLV

Micro Focus (London Stock Exchange: MICF; NASDAQ: MIFGY) is a leading software solutions vendor that enables corporations to accelerate the development and

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delivery  of  applications  designed  to run in today's  distributed  enterprise computing environments. The company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications.

Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows NT and Web environments. With the acquisition of INTERSOLV, a global market leader in software configuration management and open data connectivity products and services, Micro Focus solutions will enable its customers to respond quickly to business and technological change.

The combined company's products will include the PVCS line of application life cycle management products, the DataDirect line of standards-based data access and connectivity products, and the Micro Focus line of applications development and transformation solutions.

In the U.S., Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the U.K,, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Act of 1995: This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, products and services offered by Micro Focus, Micro Focus' business plans and strategies, and the management and integration of recently acquired businesses. Actual results might differ materially from the results discussed in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including the risk factors discussed in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, Micro Focus' Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, and July 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the U.S. Securities and Exchange Commission, as they may be updated and amended with future filings.

Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other companies and products as they appear in this release are trademarks of their respective owners.

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For further information:


MICRO FOCUS

Martin Waters      President and Chief Executive Officer         (650) 404-7090
                                                                UK: 01635 32646

Rick Van Hoesen    Senior Vice President, Chief Financial    US: (650) 404-7019
                   Officer                                      UK: 01635 32646

Buff Jones         Senior Vice President, Business               (650) 404-7016
                   Development


DONALDSON, LUFKIN &
JENRETTE

Safra Catz          Managing Director                            (650) 234 2804

Alison Carnwath     Managing Director                            (212) 892 7699

W. John Craven      Senior Vice President                         0171 655 7561


WARBURG DILLON READ

John Woolland       Executive Director                            0171 568 2336


HAMBRECHT & QUIST

David Golden        Managing Director                            (415) 439 3305


Press enquiries:


U.K.

FINANCIAL DYNAMICS

Giles Sanderson                                                   0171 831 3113

Edward Bridges                                                    0171 831 3113


U.S. - Financial

ABERNATHY MACGREGOR

Ann Hance            Managing Director                           (212) 371-5999

Jason Thompson       Vice President                              (212) 371-5999


U.S. - Industry

THE HOFFMAN AGENCY

Lou Hoffman          President                                   (408) 975-3010


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 23, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary